Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Three Months Ended March 31, 2008
	2003	2004	2005	2006	2007
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$88,169	$108,601	$156,379	$189,404	$240,331	$93,360
Add: Fixed charges	39,779	41,657	56,656	60,599	59,714	14,469
Amortization of capitalized interest	462	463	465	475	533	149
Distributed income of equity investees	—	—	3,300	4,125	3,800	1,300
Less: Interest capitalized	(102)	(426)	(817)	(2,371)	(4,452)	(1,302)

Total earnings	$128,308	$150,295	$215,983	$252,232	$299,926	$107,976

FIXED CHARGES:
Interest expense	$36,597	$37,893	$52,554	$55,107	$52,812	$12,936
Interest capitalized	102	426	817	2,371	4,452	1,302
Debt amortization	2,830	3,056	2,871	2,681	2,144	168
Rent expense representative of interest factor	250	282	414	440	306	63

Total fixed charges	$39,779	$41,657	$56,656	$60,599	$59,714	$14,469

Ratio of earnings to fixed charges	3.2	3.6	3.8	4.2	5.0	7.5

*	Excludes income from equity investments.